Exhibit 99.1

News Release

BROOKFIELD PROPERTY PARTNERS HOLDS INVESTOR DAY;

RAISES DISTRIBUTION GROWTH TARGET

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Increases Distribution Growth Range to 5%-8% Per Annum

HAMILTON, Bermuda, September 16, 2014 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) is hosting a presentation to the investment community this morning in New York City where management will provide an overview of the company’s business objectives, current strategic initiatives and model for continued long-term growth.

BPY is also announcing an increase in its distribution growth target to 5%-8% per annum, up from the previous range of 3%-5%. The increased guidance reflects BPY’s positive long-term fundamentals and strong organic growth prospects, including opportunities from marking-to-market expiring leases, occupancy gains, and the monetization of its development and redevelopment projects.

The event is scheduled to begin today at approximately 8:00 am ET. A live webcast of the event will be available on the Investor Relations page of the company’s website at www.brookfieldpropertypartners.com. A copy of the related presentation will also be available on the website.

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Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulation and “forward looking statements” within the meaning of “safe harbor” provisions of the United States Private Security Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Forward-looking statements in this news release include statements with respect to distribution payout ratios, gains on mark-to-market releasing and occupancy, and the monetization of the company’s development and redevelopment projects.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: problems may arise in successfully integrating the business of Brookfield Property Partners and Brookfield Office Properties (“BPO”); we may not realize the anticipated synergies and other benefits following the BPO acquisition; the BPO acquisition may involve unexpected costs; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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Brookfield Property Partners is a leading owner, operator, and investor in best-in-class real estate around the globe. Our diversified portfolio includes interests in over 300 office and retail properties encompassing 250 million square feet, 47 million square feet of industrial space, 22,000 multi-family units, 11 hotels, and a 100-million-square-foot development pipeline. Our assets are located in North America, Europe, and Australia with a small presence in China, Brazil and India. For information, please visit www.brookfieldpropertypartners.com.

Investor Contact:

Matthew Cherry Vice President, Investor Relations Tel: 212-417-7488 Email: matthew.cherry@brookfield.com

Media Contact:

Melissa Coley

Vice President, Communications

Tel: 212-417-7215

Email: melissa.coley@brookfield.com

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